                              -------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       AMERICAN RESIDENTIAL SERVICES, INC.
                                (Name of Issuer)

                              -------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   028911 10 5
                                 (CUSIP Number)

                              -------------------

                            CONSOLIDATION EXPERTS LP
                        5051 WESTHEIMER ROAD, SUITE 1890
                            HOUSTON, TEXAS 77056-5604
                                 (713) 572-1833

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                              -------------------

                                 JANUARY 5, 1999
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
                    statement on Schedule 13G to report this
                               acquisition that is
                 the subject of this Schedule 13D, and is filing
                this schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box: [ ].

                              -------------------

                               Page 1 of 17 Pages.

                                                              Page 2 of 17 Pages

CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Consolidation Experts LP
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              31,373 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .20% (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
================================================================================

                                                              Page 3 of 17 Pages
CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Consolidation Experts LLC
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              30 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.00%* (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
================================================================================
*Less than 0.01%.

                                                              Page 4 of 17 Pages
CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              C. Clifford Wright, Jr.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


      4       SOURCE OF FUNDS
              PF

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              200,456
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              200,456
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              454,607 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.86% (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

                                                              Page 5 of 17 Pages

CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              William P. McCaughey
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              PF

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              200,730
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              200,730
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              340,631 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.14% (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

                                                              Page 6 of 17 Pages

CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Ronald R. McCann
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              PF

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              202,000
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              202,000
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              244,000 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.53% (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

                                                              Page 7 of 17 Pages

CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Wes Lewis
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              PF

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              318,239
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              318,239
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              318,639 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.00% (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

                                                              Page 8 of 17 Pages

CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              A. Jefferson Walker
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              PF

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              3,166
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              3,166
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              29,766 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.19% (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

                                                              Page 9 of 17 Pages

CUSIP NO.: 028911 10 5
           -----------
                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Rosario P. Schembari
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [XX]
              (b) [  ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              PF

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              5,085
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              5,085
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              31,751 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.20% (See Item 5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

               IN
================================================================================

                                                             Page 10 of 17 Pages


                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Statement on Schedule 13D is being filed by Consolidation Experts LP, Consolidation Experts LLC, C. Clifford Wright, Jr., William P. McCaughey, Ronald R. McCann, Wes Lewis, A Jefferson Walker III and Rosario P. Schembari (sometimes individually, a "Reporting Person," and collectively, the "Reporting Persons"), who may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act").

         This Statement on Schedule 13D relates to the beneficial ownership of shares of common stock, par value $.001 per share (together with associated common stock purchase rights, "Common Stock"), of American Residential Services, Inc., a Delaware corporation ("ARS"). The principal executive offices of ARS are located at Post Oak Tower, Suite 725, 5051 Westheimer Road, Houston, Texas 77056-5604.

Item 2.  Identity and Background.

         (a)-(c) The name, business address and principal occupation of each Reporting Person and the name, principal business and address of the corporation in which each Reporting Person's employment is conducted are set forth in
Schedule I to this Statement on Schedule 13D.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Consolidation Experts LP, a Delaware limited partnership ("Consolidation Experts"), whose sole general partner is Consolidation Experts LLC, a Delaware limited liability company ("Experts LLC") acquired $800,000 principal amount of 7 1/4% Convertible Subordinated Notes due 2004 ("Notes") on November 17, 1998 for $365,156 that are convertible into shares of Common Stock at a conversion price of $25.50 per share. By virtue of the respective ownership interests of Consolidation Experts, Experts LLC is the beneficial owner of 0.1% of the Notes and each of Mr. Wright and Mr. McCaughey, respectively, is the beneficial owner of 49.95% of the Notes.

         Mr. Wright acquired 158,431 shares of Common Stock (adjusted for a subsequent stock split) for nominal consideration upon the initial capitalization of ARS in October 1995 and acquired an additional 52,300 shares of Common Stock upon ARS's acquisition of a company in which he owned an interest concurrently with the consummation of ARS's initial public offering in September 1996. Mr. Wright also (a) holds (i) fully vested options expiring on January 31, 2006 to purchase an aggregate of 200,000 shares of Common Stock at a price of $8.00 per share, (ii) options expiring on June 3, 2007 to purchase an aggregate of 37,500 shares of Common Stock at

                                                             Page 11 of 17 Pages

a price of $21.625 per share, of which options to purchase 7,500 shares are vested and the balance vests in equal annual increments on June 3 in each year through 2002 and (iii) options expiring on October 31, 2000 to purchase an aggregate of 69,364 shares of Common Stock at a price of $24.00 per share, of which options to purchase 23,122 shares are vested and the balance vests in essentially equal annual increments on April 30 in each year through 2000; (b) holds 456 shares of Common Stock in a 401(k) plan; and (c) owns $200,000 principal amount of Notes that are convertible into shares of Common Stock at a conversion price of $25.50 per share.

         Mr. McCaughey acquired 158,431 shares of Common Stock (adjusted for a subsequent stock split) for nominal consideration upon the initial capitalization of ARS in October 1995 and acquired an additional 52,300 shares of Common Stock upon ARS's acquisition of a company in which he owned an interest concurrently with the consummation of ARS's initial public offering in September 1996. Mr. McCaughey also (a) holds (i) fully vested options expiring on January 31, 2006 to purchase an aggregate of 120,000 shares of Common Stock at $8.00 per share and (ii) options expiring on July 1, 2007 to purchase an aggregate of 5,000 shares of Common Stock at a price of $22.813 per share, of which options to purchase 1,666 shares are fully vested and the balance vests in essentially equal annual increments on July 1 in each year through 2000; and (b) owns $65,000 principal amount of Notes that are convertible into shares of Common Stock at a conversion price of $25.50 per share.

         Mr. McCann acquired 2,000 shares of Common Stock for $15.00 per share in September 1996, and acquired an additional 200,000 shares of Common Stock upon ARS's acquisition in October 1996 of a company in which he owned an interest. Mr. McCann also holds (a) options expiring on October 31, 2006 to purchase an aggregate of 25,000 shares of Common Stock at a price of $19.00 per share, of which options to purchase 15,000 shares are fully vested and the balance vests in essentially equal annual increments on October 31 in each year through 2000; (b) fully vested options expiring on January 14, 2007 to purchase an aggregate of 25,000 shares of Common Stock at a price of $25.75 per share; and (c) options expiring on June 3, 2007 to purchase an aggregate of 10,000 shares of Common Stock at a price of $21.625 per share, of which options to purchase 2,000 shares are vested and the balance vests in essentially equal annual increments on June 3 in each year through 2002.

         Mr. Lewis acquired 318,239 shares of Common Stock upon ARS's acquisition in March 1997 of a company in which he owned an interest. Mr. Lewis also holds (a) options expiring on June 17, 2007 to purchase an aggregate of 2,000 shares of Common Stock at a price of $19.125 per share, of which options to purchase 400 shares are fully vested and the balance vests in essentially equal annual increments on April 2 in each year through 2002.

         Mr. Walker acquired 3,166 shares of Common Stock for services rendered in connection with the initial public offering of ARS in September 1996. Mr. Walker also holds (a) fully vested options expiring on January 31, 2006 to purchase an aggregate of 24,000 shares of Common Stock at a price of $8.00 per share; (b) options expiring on June 3, 2007 to purchase an aggregate of 7,300 shares of Common Stock at a price of $21.625 per share, of which options to purchase 1,460 shares

                                                             Page 12 of 17 Pages

are fully vested and the balance vests in equal annual increments on June 3 in each year through 2002; (c) options expiring on November 13, 2007 to purchase an aggregate of 2,900 shares of Common Stock at a price of $13.469 per share, of which options to purchase 580 shares are fully vested and the balance vests in equal annual increments on November 13 in each year through 2002; and (d) options expiring on July 20, 2008 to purchase an aggregate of 2,800 shares of Common Stock at a price of $9.594 per share, of which options to purchase 560 shares are vested and the balance vests in essentially equal annual increments on July 20 in each year through 2003.

         Mr. Schembari purchased 5,000 shares of Common Stock on December 15, 1998 at $5.41 per share. Mr. Schembari also holds (a) options expiring on June 5, 2002, to purchase an aggregate 40,000 shares of Common Stock at a price of
18.625 per share, of which options to purchase 26,666 shares are fully vested and the balance vests on June 6, 1999; and (b) holds 85 shares of Common Stock in a 401(k) plan.

         See paragraph (c) of Item 5 of this Statement on Schedule 13D for information relating to recent additional purchases of shares of Common Stock by the Reporting Persons with personal funds.

Item 4.  Purpose of Transaction.

         Messrs. Wright and McCaughey are former officers, directors and co-founders of ARS. Mr. Wright resigned as the President, Chief Executive Officer and a director of ARS effective October 31, 1997. Mr. McCaughey tendered his resignation as Executive Vice President and Chief Financial Officer of ARS on January 15, 1997, effective April 1, 1997, and resigned as a director of ARS on May 22, 1998. Following their resignations as officers of ARS, Messrs. Wright and McCaughey founded Consolidation Experts to engage in the consolidation of companies in highly fragmented industries. Messrs. Wright and McCaughey each own a 49.95% limited partnership interest in Consolidation Experts.

         Mssrs. McCann and Walker are former officers of ARS. Mr. McCann tendered his resignation as Vice President of Human
Resources and Planning effective November 17, 1998. Mr. Walker was Treasurer of ARS from April 1996 to December 1998.

         Messrs. Lewis and Schembari each held interests in companies acquired by ARS.

         The Reporting Persons believe that there has been substantial erosion in the value of the Common Stock during recent periods and want the board of ARS to explore the feasibility of multiple alternatives for the enhancement of stockholder value, including, without limitation, the possible sale of ARS, the sale of one or more subsidiaries of ARS, the acquisition of all the outstanding capital stock of ARS and a change in the composition of the board of ARS. In pursuit of this objective, the Reporting Persons intend to engage in discussions with other persons who may be dissatisfied with the current board's operating policies and efforts to enhance stockholder value.

                                                             Page 13 of 17 Pages

         Except as noted herein or as otherwise set forth in Exhibit B hereto, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of ARS, or the disposition of securities of ARS;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ARS or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of ARS or any of its subsidiaries;

         (d) any change in the present board of directors or management of ARS, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of ARS;

         (f) any other material change in ARS's business or corporate structure;

         (g) changes in ARS's charter or bylaws or other actions which may impede the acquisition of control of ARS by any person;

         (h) causing a class of securities of ARS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of ATS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

         There will continue to be a review of ARS's situation and possible methods by which the Reporting Persons and, possibly, others may be able to influence ARS's future course with a goal of improving ARS's operations and financial condition as well as stockholder value. The Reporting Persons reserve the right to (i) modify their present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and (ii) to increase or decrease their respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The number of shares of Common Stock beneficially owned by each Reporting Person and the number of shares of Common Stock as to which each Reporting Person has sole

                                                             Page 14 of 17 Pages


power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition are set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) Except for (i) the purchase by Consolidation Experts LP of $800,000 principal amount of Notes on November 17, 1998 for $365,156 and (ii) the purchase by Mr. Schembari of 5,000 shares of Common Stock on December 15, 1998, the Reporting Persons have not acquired any shares of Common Stock or securities convertible into Common Stock during the past sixty days.

         (d) Each Reporting Person has the right to receive the dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by each such person on the cover pages of this Statement on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise referred to in Item 3 and Item 4 of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to the shares of Common Stock or any other securities of ARS.


Item 7.  Material to be Filed as Exhibits.

         A.       Joint Filing Agreement dated as of January 14, 1999.

         B. Letter on behalf of Reporting Persons to Board of Directors of American Residential Services, Inc. dated January 14, 1999.

                                                             Page 15 of 17 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1999.

                                           Consolidation Experts LP,
                                           by its General Partner
                                           Consolidation Experts LLC

                                           By: /s/ C. Clifford Wright, Jr.
                                              -------------------------------
                                           Name:   C. Clifford Wright, Jr.
                                           Title:  Authorized Representative

                                           /s/ C. Clifford Wright, Jr.
                                           ----------------------------------
                                           C. Clifford Wright, Jr.

                                           /s/ William P. McCaughey
                                           ----------------------------------
                                           William P. McCaughey

                                           /s/ Ronald R. McCann
                                           ----------------------------------
                                           Ronald R. McCann

                                           /s/ Wes Lewis
                                           ----------------------------------
                                           Wes Lewis
                                           ----------------------------------

                                           /s/ A. Jefferson Walker III
                                           ----------------------------------
                                           A. Jefferson Walker III

                                           /s/ Rosario P. Schembari
                                           ----------------------------------
                                           Rosario P. Schembari

                                                             Page 16 of 17 Pages

                                   SCHEDULE I



REPORTING PERSON                    BUSINESS ADDRESS                PRINCIPAL OCCUPATION
----------------                    ----------------                --------------------
Consolidation Experts LP            5051 Westheimer                 Not Applicable
                                    Suite 1890
                                    Houston, TX 77056-5604


C. Clifford Wright, Jr.             5051 Westheimer                 Managing Director -
                                    Suite 1890                      Consolidation Experts LP, a
                                    Houston, TX 77056-5604          sponsor of consolidations in
                                                                    highly fragmented industries

William P. McCaughey                5051 Westheimer                 Managing Director -
                                    Suite 1890                      Consolidation Experts LP,
                                    Houston, TX                     a sponsor of consolidations
                                    77056-5604                      in highly fragmented industries

Ronald R. McCann                    5051 Westheimer                 Investor
                                    Suite 1890
                                    Houston, TX 77056-5604

Wes Lewis                           1515 McMillan                   Investor
                                    Oklahoma City, OK 73127

A. Jefferson Walker III             16103 Jast Drive                Investor
                                    Cypress, TX 77429

Rosario P. Schembari                1270 Lincoln Ave.               President, HVAC Performance
                                    Suite 1400                      Products, Inc., manufacturers
                                    Pasadena, CA 91103              and distributors of air
                                                                    purification products

                                                             Page 17 of 17 Pages

                                  EXHIBIT INDEX



         A.       Joint Filing Agreement dated as of January 14, 1999.

         B. Letter on behalf of Reporting Persons to Board of Directors of American Residential Services, Inc. dated January 14, 1999.